August 25, 2006

VIA U.S. MAIL AND FACSIMILE

Mail Stop 4561

Barbara Page
President and Chief Executive Officer
Westland Development Co., Inc.
401 Coors Boulevard
Albuquerque, NM 87121

> **Re: Westland Development Co., Inc.**
> **Schedule 14A Proxy Statement**
> **Filed August 8, 2006**
> **File No. 0-07775**

Dear Ms. Page:

        This is to advise you that we have *limited* our review of the above proxy statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Spin-Off; Atrisco LLC, page 49

1.   Please provide us with a detailed analysis of how you determined that the spin-off of Atrisco shares to Westland's current shareholders should not be registered under the Securities Act. In your response, please address the factors listed in section 4 of Staff Legal Bulletin No. 4 dated September 16, 1997. In addition, to the extent that you believe the spin-off of shares does not constitute a "sale" or an "offer to sell" securities as that term is defined in Section 2(a)(3) of Securities Act, please provide legal support for your conclusion.

*   *   *

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3852.

Sincerely,

Owen Pinkerton
Senior Counsel